SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
Amendment No. 3

TRUDY CORPORATION
(Name of the Issuer)

TRUDY CORPORATION
WILLIAM W. BURNHAM
ALICE B. BURNHAM
ASHLEY C. ANDERSEN ZANTOP
FELL C. HERDEG
MMAC, LLC
MMAC HOLDINGS, LLC
BRAD PALMER
MYERS EDUCATION, LLC
(Names of Persons Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

897835104
(CUSIP Number of Class of Securities)

Trudy Corporation 353 Main Avenue Norwalk, CT 06851 Attn: Fell Herdeg (203) 846-2274	William W. Burnham Alice B. Burnham Ashley C. Andersen Zantop Fell C. Herdeg c/o Trudy Corporation 353 Main Avenue Norwalk, CT 06851 (203) 846-2274	MMAC, LLC MMAC HOLDINGS, LLC BRAD PALMER MYERS EDUCATION, LLC 2 Greenwich Office Park Greenwich, CT 06831 (203) 422-5600

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notice and Communications on Behalf of the Persons Filing Statement)

with copies to:

Charles E. Barnett	David I. Albin
Barnett & Associates	Finn Dixon & Herling LLP
4 Lighthouse Way	177 Broad Street
Darien, CT 06820	Stamford, CT 06901
(203) 273-0278	(203) 325-5000

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction:☑

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee
$3,589,000	$255.90

*	The proposed maximum value of the transaction is $3,589,000. The filing fee was determined by multiplying the proposed maximum value of the transaction by 0.0000713

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $255.90
Form or Registration No.: Schedule 14C
Filing Party: Trudy Corporation
Date Filed: March 19, 2010

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to that certain Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on March 19, 2010 (file number: 005-39154), as previously amended by Amendment No. 1 filed on July 2, 2010, and Amendment No. 2 filed on July 28, 2010 (the “Schedule 13E-3”), is being filed by (1) Trudy Corporation, a Delaware corporation (the “Company,” “we,” or “our”); (2) William W. Burnham (“Burnham”), the Chairman and Director of Corporate Development of the Company, and the beneficial holder of shares of the Company’s common stock; (3) Alice B. Burnham, a director of the Company, wife of Burnham, and the beneficial holder of shares of the Company’s common stock; (4) Ashley C. Andersen Zantop, the former President and Chief Executive Officer of the Company, a director of the Company and the beneficial holder of shares of the Company’s common stock; (5) Fell C. Herdeg, the former Chief Financial Officer of the Company, son-in-law of Burnham and Alice B. Burnham and the beneficial holder of shares of the Company’s common stock; (6) MMAC, LLC, a Delaware limited liability company (“MMAC”), (7) MMAC Holdings, LLC, a Delaware limited liability company and sole member of MMAC (“MMAC Holdings”); (8) MYERS EDUCATION, LLC, a Delaware limited liability company (“Myers”); and (9) Brad Palmer, the managing member of MMAC Holdings and Myers, in connection with a “going private” transaction. The persons and entities referred to in (1)-(9) are sometimes referred to in this Final Amendment as the “Filing Persons.” This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the rule 13e-3 transaction subject to this Schedule 13E-3. Except as set forth in this Final Amendment, all information in the Schedule 13E-3 remains unchanged.

On September 3, 2010, the Company sold substantially all of its assets to MMAC, and MMAC assumed substantially all of the secured and unsecured liabilities of the Company, including loans from Myers to the Company in the principal amount of $545,000 and with the exception of $2.7 million of personal debt owed to Burnham, pursuant to that certain Asset Purchase Agreement, dated as of December 18, 2009, by and between the Company and MMAC, as amended by Amendment No. 1 to the Asset Purchase Agreement, dated as of June 15, 2010 (the Asset Purchase Agreement as so amended being hereinafter referred to as the “Asset Purchase Agreement”).

Prior to the closing on September 3, 2010, of the transaction described above, the previously executed Debt Cancellation and Indemnification Agreement, dated as of December 18, 2009, among MMAC, the Company, Burnham and Alice B. Burnham, as amended by Amendment No. 1 thereto, dated as of June 15, 2010, was further amended by Amendment No. 2 thereto, dated as of August 31, 2010. Amendment No. 2 is attached to this Schedule 13E-3 as an Exhibit. Among other provisions contained therein, Amendment No. 2 provided the following:

●	Certain accounting principles would apply and be given precedence over both GAAP and the Company’s historical accounting practices in determining the Company’s net asset value.

●
Burnham would make a capital contribution at closing in the amount of $200,000 to MMAC, consisting of $175,000 in cash and a $25,000 promissory note, in lieu of requiring Burnham to make a larger capital contribution. Adjustment upward or downward of such $200,000 may be made upon final determination of the net asset value.

●
Burnham would receive upon final determination of the net asset value a 4.75% equity share in MMAC, rather than a 3.75% share, subject, however, to possible adjustment upon the final determination of such net asset value.

Therefore, in consideration of the sale of substantially all of its assets, the Company will receive upon the final determination of the net asset value (estimated to be completed approximately 90-120 days from the closing) the above-described equity interest of 4.75%, subject to possible adjustment. In view of the initial determination at closing of the Company’s net asset value, the previously announced Buyer Note from MMAC to the Company in the principal amount of $225,000 was not issued and the previously announced Series A Preferred Units of MMAC were not issued.

Upon determination of the final percentage equity interest, MMAC will transfer such equity to Burnham, as the Company’s assignee, in consideration of the cancellation by Burnham of the $2.7 million of personal debt owed by the Company to him. Excepted from cancellation is $50,000 of debt owed to Burnham which will remain outstanding and which will be repaid to Burnham one year following the closing if and to the extent that the Company has not spent the $50,000 of cash it will retain at the closing for general corporate purposes.

At the closing, pursuant to the terms of Amendment No. 2 to the Debt Cancellation and Indemnification Agreement described above, Burnham made a capital contribution to MMAC of cash in the amount of $175,000 and a $25,000 promissory note.

Holders of the Company’s common stock did not receive any payment or distribution with respect to their shares pursuant to the sale.

MMAC entered into a new four year lease with Noreast Management, LLC, a company which is 91% owned by Burnham, for the Company’s current headquarters on substantially the same terms as the current lease with the Company.

Ashley Andersen Zantop (“Andersen Zantop”), former CEO and President of the Company, Fell Herdeg (“Herdeg”), former CFO of the Company, and Burnham, former Chairman and Director of Corporate Development of the Company, have been retained as employees by MMAC on substantially the same terms as their current employment with the Company. Andersen Zantop will serve as President and CEO of MMAC, Herdeg will serve as CFO of MMAC and Burnham will serve as Director of Corporate Development of MMAC. In addition, Burnham and Andersen Zantop will join the Board of Directors of MMAC.

The Company’s senior management will review and, when appropriate, will recommend to its Board of Directors that either the Company dissolve or enter into a transaction whereby the Company (now, a corporate shell) may be sold. There is no assurance that a sale of the shell can be arranged.

Item 16. Exhibits.

(a)	Amendment No. 2 to Debt Cancellation and Indemnification Agreement, dated August 31, 2010, among MMAC, LLC, the Company, William W. Burnham and Alice B. Burnham.

(b)	Press release dated September 7, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRUDY CORPORATION, a Delaware corporation

By:	/s/ Ashley C. Andersen Zantop
Name:	Ashley C. Andersen Zantop
Title:	President and CEO
Date:	9/10/10

/s/ William W. Burnham
William W. Burnham
Date: 9/10/10

/s/ Alice B. Burnham
Alice B. Burnham
Date: 9/10/10

/s/ Ashley C. Andersen Zantop
Ashley C. Andersen Zantop
Date: 9/10/10

/s/ Fell C. Herdeg
Fell C. Herdeg
Date: 9/10/10

MMAC, LLC, a Delaware limited liability company

By:	/s/ Brad Palmer
Name:	Brad Palmer
Title:	Authorized Person
Date:	9/10/10

MMAC HOLDINGS, LLC, a Delaware limited liability company

By:	/s/ Brad Palmer
Name:	Brad Palmer
Title:	Managing Member
Date:	9/10/10

MYERS EDUCATION, LLC, a Delaware limited liability company

By:	/s/ Brad Palmer
Name:	Brad Palmer
Title:	Managing Member
Date:	9/10/10

/s/ Brad Palmer
Brad Palmer
Date: 9/10/10